U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     FORM 12b-25 NOTIFICATION OF LATE FILING

         (CHECK  ONE)
         |X| Form 10-K or Form  10-KSB
         |_| Form 20-F
         |_| Form 11-K
         |_| Form 10-Q or form 10-QSB
         |_| Form N-SAR

                    For Period Ended: December 31, 1999

         |_| Transition Report on Form 10-K or Form 10-KSB
         |_| Transition Reporton Form 20-F
         |_| Transition  Report on Form 11-K
         |_| Transition  Report on Form 10-Q or Form 10-QSB
         |_| Transition Report on Form N-SAR

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I-Registrant Information
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                        Open Door Online, Inc.
                        46 Old Flat River Road
                        Coventry, Rhode Island  02816

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Part II-Rules 12b-25(b) and (c)
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     If the subject  report could not be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable.)

     |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transitition Report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     |_| (c) The accountants statement or other exhibit required by the Rule 12b-25(c) has been attached if applicable.

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Part III-Narrative
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     The  Registrant's  internal  accounting  staff  has  encountered  delays in closing the books of the Registrant on a timely basis due to problems in gathering financial data. As a result, the Form 10-KSB for the period ended December 31, 1999 has not been completed and accordingly, this notification is being filed.

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Part IV-Other Information
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     (1)  Name and  telephone  number  of person  to  contact  in regard to this notification.

                       Norman J. Birmingham (401) 397-6800

     (2)  Have all other periodic  reports required under         |X| Yes |_| No
          Section 13 or 15(d) of the Securities Exchange
          Act of 1934 or Section 30 of the Investment
          Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no identify report(s).

     (3)  Is it anticipated that any significant change in        |_| Yes |X| No
          results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject reportor portion thereof?

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     ATTACHMENT:

                             Open Door Online, Inc.
                             ----------------------
                  (Name of registrant as specified in charter).

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date:  March 30, 2000              /s/  David N. DeBaene
                -----------------           ------------------------------
                                             TITLE:  President